KPMG LLP
1660International Drive
McLean, VA 22102

Consent of Independent Registered Public Accounting Firm

The Board of Directors
New River Pharmaceuticals Inc. and Subsidiary:

We consent to the use of our reports dated March 10, 2006, with respect to the consolidated balance sheets of New River Pharmaceuticals Inc. and Subsidiary as of January 1, 2006 and January 2, 2005, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the fiscal years ended January l, 2006, January 2, 2005, and December 28, 2003, management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2006, and the effectiveness of internal control over financial reporting as of January 1, 2006, incorporated herein by reference and to the reference to our firm as experts under the heading “Independent Registered Public Accounting Firm” in the registration statement.

McLean, Virginia
November 15, 2006